Exhibit (a)(1)(J)
PRESS RELEASE
ELKCORP AMENDS MERGER AGREEMENT WITH THE CARLYLE GROUP
Carlyle to Commence $40.50 Per Share Cash Tender Offer
DALLAS, January 16, 2007 — ElkCorp (NYSE:ELK), a manufacturer of roofing and building products, today announced that ElkCorp and The Carlyle Group have amended their previously announced merger agreement. Under the terms of the revised agreement, Carlyle will commence a tender offer to acquire all of the outstanding shares of ElkCorp common stock at a price of $40.50 per share in cash. The offer will commence on or before January 18, 2007, and will expire at midnight on the 20th business day following and including the commencement date, unless extended in accordance with the terms of the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission (SEC). Following completion of the tender offer in which a majority of ElkCorp’s outstanding shares are tendered, Carlyle has committed to complete a second-step merger in which all remaining shares of ElkCorp common stock will be converted into the right to receive the same price paid per share in the tender offer. Carlyle has obtained fully committed financing for the tender offer and the second-step merger.
Upon the recommendation of a special committee of ElkCorp’s Board consisting solely of independent, non-management directors, ElkCorp’s Board has approved the revised merger agreement and recommends that shareholders tender their shares into the Carlyle offer. The Board continues to recommend that shareholders reject the $40.00 per share cash tender offer from Building Materials Corporation of America (“BMCA”).
Carlyle’s tender offer of $40.50 values the Company at approximately $1.05 billion, including the assumption of approximately $173 million of net debt, and represents a

$2.50 per share increase over the $38 price per share provided in the original merger agreement announced on December 18, 2006.
The revised per share price represents a premium of approximately 61% over ElkCorp’s closing share price on November 3, 2006, the last trading day before ElkCorp announced that its Board of Directors and management were conducting a review of the company’s strategic alternatives.
“ElkCorp is pleased that Carlyle’s revised offer delivers increased value to ElkCorp’s shareholders and a quicker timetable”, said Thomas D. Karol, Chairman and Chief Executive Officer of ElkCorp.
Glenn Youngkin, Carlyle Managing Director and Head of the Global Industrial team, said, “Our increased offer demonstrates our commitment to this transaction and our confidence in the future of ElkCorp.”
The tender offer is subject to a majority of ElkCorp’s outstanding shares being tendered in the offer and other customary closing conditions. The transaction is not subject to any financing condition and Carlyle has obtained fully committed financing for both the tender offer and the second-step merger.
The transaction will be financed through a combination of equity and debt financing, with the debt financing committed by Bank of America, N.A., Merrill Lynch Capital Corporation, Inc. and General Electric Capital Corporation and certain of their affiliates. Merrill Lynch, Pierce, Fenner & Smith Inc. and Banc of America Securities LLC are financial advisors to The Carlyle Group, and Debevoise & Plimpton LLP is legal advisor. UBS Investment Bank is financial advisor to ElkCorp, and Wachtell, Lipton, Rosen & Katz is legal advisor. Citigroup Corporate and Investment Banking is financial advisor to the Special Committee.
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About ElkCorp
ElkCorp, through its subsidiaries, manufactures Elk brand roofing and building products (90% of consolidated revenue) and provides technologically advanced products and services to other industries. Its common stock is listed on the New York Stock Exchange (NYSE:ELK). www.elkcorp.com
About The Carlyle Group
The Carlyle Group is a global private equity firm with $46.9 billion under management. Carlyle invests in buyouts, venture & growth capital, real estate and leveraged finance in Asia, Europe and North America, focusing on aerospace & defense, automotive & transportation, consumer & retail, energy & power, healthcare, industrial, technology & business services and telecommunications & media. Since 1987, the firm has invested $24 billion of equity in 576 transactions for a total purchase price of $101.8 billion. The Carlyle Group employs more than 740 people in 16 countries. In the aggregate, Carlyle’s portfolio companies have more than $68 billion in revenue and employ more than 200,000 people around the world. www.carlyle.com

CONTACTS:

Investors	Media
ElkCorp	Sard Verbinnen & Co.
Stephanie Elwood	Jim Barron
(972) 851-0472	(212) 687-8080
or MacKenzie Partners Inc. Dan Burch or Bob Marese (212) 929 5405
Forward Looking Statements. Statements made in this release, our website and in our other public filings and releases, which are not historical facts contain “forward-looking” statements (as defined in the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties and are subject to change at any time. These forward-looking statements may include, but are not limited to, statements containing words such as “anticipate,” “contemplate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “may,” “target,” “look forward to” and similar expressions. Factors that could cause actual results to differ materially include, but are not limited to, the following: costs, litigation, an economic downturn or changes in the laws affecting our business in those markets in which we operate. There can be no assurance that the tender offer, merger or other any other transaction will be consummated, or if consummated, that it will increase shareholder value. The forward-looking statements involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. We caution investors that any forward-looking statements made by us are not guarantees of future performance or events. We disclaim any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments, except to the extent required by law.
Additional Information and Where to Find It. In connection with the Carlyle tender offer, ElkCorp expects to file a solicitation/recommendation statement with the Securities and Exchange Commission (the “SEC”). In connection with the proposed merger with affiliates of The Carlyle Group, ElkCorp expects to file a proxy statement with the SEC, if required by law. In connection with the tender offer by BMCA, ElkCorp has filed a solicitation/recommendation statement with the SEC. Investors and security holders are strongly advised to read these documents when they become available because they will contain important information about the tender offer and the proposed merger. Free copies of materials which will be filed by ElkCorp will be available at the SEC’s web site at www.sec.gov, or at the ElkCorp web site at www.elkcorp.com, and will also be available, without charge, by directing requests to ElkCorp, Investor Relations, 14911 Quorum Drive, Suite 600, Dallas, TX 75254-1491, telephone (972) 851-0472. ElkCorp and its directors, executive officers and other members of its management and employees may be deemed participants in the solicitation of proxies from its shareholders in connection with the proposed merger. Information concerning the interests of ElkCorp’s participants in the solicitation, which may, in some cases, be different than those of ElkCorp shareholders generally, is set forth in ElkCorp’s proxy statements and Annual Reports on Form 10-K, previously filed with the SEC, and will be set forth in a proxy statement relating to the merger, if one is required to be filed, and in the solicitation/recommendation statement when it becomes available.